# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BrightSpring Health Services, Inc., CIK 0001865782
CUSIP: 10950A106
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 805 N. Whittington Parkway, Louisville, Kentucky (KY), 40222
Date of event which requires filing of this statement: 05/07/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001193125-24-258592
Filed by CIK 0001618921

## Reporting persons
- Walgreens Boots Alliance, Inc.: type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: BrightSpring Health Services, Inc.
Address of issuer's principal executive offices: 805 N. Whittington Parkway, Louisville, Kentucky 40222

## Item 2. Person Filing
Name of person filing: Walgreens Boots Alliance, Inc.
Address of principal business office or, if none, residence: 108 Wilmot Road, Deerfield, Illinois 60015
Citizenship: Delaware

## Item 4. Ownership
Amount beneficially owned: 0
Percent of class: 0
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: This statement on Schedule 13G/A is being filed by Walgreens Boots Alliance, Inc. on behalf of itself and its wholly owned subsidiary, Walgreen Co.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Walgreens Boots Alliance, Inc.: /s/ Lanesha Minnix, Lanesha Minnix, EVP, Global Chief Legal Officer and Corporate Secretary (05/14/2025)